FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.

(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Free translation from the original in Spanish language

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Law 24/1988 of 28 July, of Securities Market (“Ley del Mercado de Valores”).

PRISA, through its fully owned subsidiary Prisa Televisión SAU (formerly Sogecable, SAU), has signed today the sale of separate 22% share capital stakes of DTS, Distribuidora de Televisión Digital SA (“Digital+”) to Telefónica de Contenidos SAU and to Gestevisión Telecinco SA, and the sale of Sogecuatro SA (“Cuatro” channel) to Gestevisión Telecinco SA.

As regards of the sale of separate 22% share capital stakes of Digital+ to Telefónica de Contenidos SAU and to Gestevisión Telecinco SA, the total sale price has amounted to 976 million Euros, which has been calculated on a Company value of 2,350 million Euros, with an adjustment of Company debt.

The sales price has been applied mainly to cancel in full all syndicated and subordinated loans of Prisa Televisión SAU, in the amount of 638 and 228 million Euros respectively. PRISA debt has been reduced on the same amounts.

As for the sale of “Cuatro” to Gestevisión Telecinco SA, it has been materialized through the subscription by Prisa Televisión SAU of 17.336% stake in Gestevisión Telecinco, SA, in a non-cash capital increase approved by the General Shareholders Meeting of Gestevisión Telecinco SA held on 24 December.

At the close of market on December 27, the stake value of Prisa Televisión SAU in Gestevisión Telecinco amounts 590 million Euros.

Madrid, 28 December 2010

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones, SA (PRISA) announces the following relevant information, under the provisions of article 82 of Law 24/1988 of 28 July, of Securities Market (“Ley del Mercado de Valores”).

DTS Distribuidora de Television Digital SA (“Digital+”), a company owned by Prisa Televisión SAU (formerly Sogecable SAU) in a stake of 56% of its share capital, has sold to Flagland Spain SL, investment vehicle of W.P. Carey & Co. LLC, its registered office (the building in which it operates) in Tres Cantos (Madrid), Avenida de los Artesanos 6.

The sale price has amounted to 80 million Euros. Digital+ has also agreed with the buyer a lease contract for 20 years.

Madrid, 28 December 2010

PRISA, Telecinco and Telefónica confirm alliance

Telecinco and Telefónica each acquire a 22% stake in DIGITAL+

PRISA receives 976 million euros and a 17.336% stake in Telecinco.

Telecinco and Cuatro together will lead the audiovisual sector in Spain and be one of the most important companies in the sector in Europe

28/12/10

PRISA has today completed the transaction which sees Telecinco and Telefonica each acquire a 22% stake in DIGITAL+, with the remaining 56% to be held by PRISA. The sale brings a cash inflow of 976 million euros for PRISA, an amount that will be used primarily to repay the group's debt. The price was calculated based on a company valuation of EUR 2,350 million.

Meanwhile, Cuatro has now been integrated into Telecinco, giving rise to a new media company which is set to be one of the largest in Europe in terms of audience figures and advertising revenue. As a result of the sale of Cuatro, PRISA becomes the second largest shareholder in the new company with a 17.336% stake, worth 590 million euros at market close on December 27.

PRISA be represented on the Board of Directors of Telecinco with two members, one of whom shall be company vice president. Telecinco and Telefónica, meanwhile, will be represented on the Board of Directors of DIGITAL+ with two directors each.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

December 28, 2010                                                     By: /s/ Iñigo Dago Elorza

Name: Iñigo Dago Elorza

Title: Chief Legal Officer and Secretary of the Board of Directors